SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.



                            FORM U-57

          NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                 Filed under Section 33(a) of the

      Public Utility Holding Company Act of 1935, as amended
                         (the "1935 Act")



                      Ave Fenix Energia S.A.

                (Name of foreign utility company)



                     Charter Oak Energy, Inc.

                     (Name of filing company,
                     if filed on behalf of a
                     foreign utility company)




             The Commission is request to mail copies
                    of all communications to:

                      Eugene G. Vertefeuille
                     Charter Oak Energy, Inc.
                           P.O. Box 270
                     Hartford, CT 06141-0270

ITEM 1

A.   Name and Business Address

               Ave Fenix Energia S.A.
               Av. Leandro N. Alen 1110
               1001 Buenos Aires, Aregentina

B.   Description of Facilities

     Ave Fenix Energia S.A. ("Ave Fenix") is a company organized under the laws of Argentina for the sole purpose of owning and operating the Ave Fenix Facility (the "Facility"). The Facility is a 168 MW simple cycle natural gas combustion turbine and associated electrical and natural gas interconnection equipment located in Tucuman Province, Argentina. The Facility will interconnect with the national transmission grid at a substation located on the adjacent parcel of land.

     Ave Fenix does not derive any income from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States.

C.   To the Extent Known, Holders of Five Percent or
     More of Any Class of Voting Securities of Ave Fenix

     Charter Oak Energy, Inc., a Connecticut corporation and a wholly owned subsidiary of Northeast Utilities, a registered holding company, through its wholly owned subsidiary, COE Ave Fenix Corporation, will own approximately 96% of the issued and outstanding common stock of the Ave Fenix. Such common stock is the only class of voting securities of Ave Fenix. Neither Ave Fenix nor Charter Oak Energy, Inc., or any subsidiary company of any of the foregoing is a public utility company operating in the United States.

ITEM 2

A.   Domestic Associate Public-Utility Companies of Ave Fenix

     Ave Fenix will be an associate public-utility company of the domestic public utility subsidiaries of Northeast Utilities. These domestic public utilities are: The Connecticut Light and Power Co., Public Service Company of New Hampshire, Western Massachusetts Electric Company, Holyoke Water Power Col, Holyoke Power and Electric Co., North Atlantic Energy Corporation, Connecticut Yankee Atomic Power Company, Yankee Atomic Electric Company, Maine Yankee Atomic Electric Power Company, and Vermont Yankee Nuclear Power Corporation.

     None of these associate domestic public utility companies has a direct relationship with Ave Fenix and none of these domestic public utility companies made any direct contribution toward the purchase price of the interest in Ave Fenix, nor will any contribute funds torward the development or operation of the Facility.


EXHIBIT A

          Not Applicable



                            Signature


          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   /s/ William S. Lamb
                              By:  William S. Lamb
                                   LeBoeuf, Lamb, Greene &
                              MacRae, L.L.P.
                                   A Partnership Including
                                        Professional Corporations
                                   125 West 55th Street
                                   New York, NY 10019

                                   Attorney for Charter Oak
                                        Energy, Inc.

Date:  December 5, 1995